LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

YEAR ENDED DECEMBER 31, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LARA, MAY & ASSOCIATES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7600 LEESBURG PIKE, SUITE 120 EAST
(No. and Street)

FALLS CHURCH (City) VA (State) 22043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES R. SHAW 703-761-3916
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LGC&D, LLP
(Name – *if individual, state last, first, middle name*)

10 WEYBOSSET STREET, SUITE 700 (Address) PROVIDENCE (City) RI (State) 02903 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Charles R. Shaw, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Lara, May & Associates, LLC as of and for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any Member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Charles R. Shaw
Signature

CEO
Title

Subscribed and sworn to before me this 14th day of March, 2016

Theresa Schwartz
Notary Public

THERESA LYNNE SCHWARTZ NOTARY PUBLIC REG # 338131 COMMISSION EXPIRES 3/31/2018 COMMONWEALTH OF VIRGINIA

Commission expires 03-31-2018

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Income
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Member's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
(x) (l) An Oath or Affirmation
(x) (m) A Copy of the Securities Investor Protection Corporation Supplemental Report (bound under separate cover)
( ) (n) A report describing any material weaknesses found to exist or found to have existed since the date of the previous audit

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2015

ASSETS

Cash	$	1,270,807
Receivable from clearing broker-dealer		45,157
Commissions receivable		193,121
Deposit with clearing broker-dealer		150,339
Prepaid expenses and other assets		192,848
Property and equipment, less accumulated depreciation		23,611
Intangible assets, less accumulated amortization		593,592
	$	2,469,475

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	133,618
Deferred credit from clearing broker-dealer		276,872
Capital lease obligation		13,603
Deferred rent		47,521
		471,614
Commitments (Note 2)		
Member's equity		1,997,861
	$	2,469,475

See notes to financial statements. 3